

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

August 14, 2009

Mr. Ross Tannenbaum
Chief Executive Officer
Dreams, Inc.
2 South University Drive
Suite 325
Plantation, FL 33324

> **Re: Dreams, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-33405**

Dear Mr. Tannenbaum:

We have reviewed your response letter dated August 5, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 23

1. We read your response to comment five from our letter dated July 8, 2009 and are not in a position to agree with you that no additional disclosures are necessary. Given your previous history of failure to comply with the financial covenants contained in your debt agreements, which are events of default under most debt agreements, we continue to believe that you should provide your readers with more information about the financial covenants in your current debt agreement

and context around your compliance with such covenants. Specifically, we believe you should disclose the three financial covenants contained in your new debt agreement, including general information about how they are calculated, and provide general information about the minimum or maximum you are required to maintain. For example, disclosing that you are required to maintain a minimum monthly EBITDA, calculated as net income adjusted for interest, taxes, depreciation and amortization, and that the amount required varies from month to month, ranging between (3,099,000) and 1,998,000 during 2009 in acknowledgment of the fact that your business is highly seasonal, and that you were in compliance with this covenant at each month-end during the current quarter or year, would provide your readers with useful information to assist them in assessing the risks to your liquidity. If you were not in compliance with your financial covenants at any point during the current quarter or year, we believe you should disclose additional information, including information as to the magnitude of the violation, how the violation was resolved, and whether you expect the previous violation to impact your ability to comply with any of the debt covenants for the remainder of the year, and why or why not. We continue to believe that the best practice would be to quantify both the minimum or maximum amounts specified in your debt covenants and your actual amounts to provide your investors with the most insight into your risks of violating these covenants or the extent of any actual violation. We remind you that Item 303 of Regulation S-K requires you to discuss known events and uncertainties that have materially impacted or that are reasonably likely to materially impact your liquidity, and we believe that violation of your debt covenants creates such an uncertainty as to your future liquidity. We further remind you that one of the basic objectives of the disclosures required by Item 303 of Regulation S-K is that you should provide your investors with enough insight into the underlying factors that drove your results, financial condition and liquidity that investors can ascertain the likelihood that past performance is indicative of future performance. In light of the above, please reconsider your conclusion that no additional disclosures are needed, and describe to us the changes that you will make to your disclosures.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

2.   We note your response to comment 12 from our letter dated July 8, 2009. Please explain to us in more detail what services you provide with your web syndication services and how you account for the revenues generated from these services, including the accounting literature upon which you are relying.

<u>Note 15. Business Segment Information, page F-22</u>

3.   We read your response to comment 15 from our letter dated July 8, 2009. We remain unclear as to what level of financial information is reviewed by your CODM. Your response states that the CODM receives sales and gross profit information from all divisions daily, along with monthly P & L's from the accounting department. Please explain to us what is meant by "divisions" and whether there is more than one division in each of your retail and wholesale segments. If there is more than one division in each segment, please explain to us in more detail how you determined that each division was not a separate operating segment as defined in paragraph 10 of SFAS 131, as it appears from your response that your CODM is regularly reviewing discrete financial information at the division level. Please note with reference to paragraph 14 of SFAS 131, that the fact that you have a President of Manufacturing and a President of Retail who oversee all aspects of their respective segments does not, in and of itself, indicate that you only have two operating segments. Also tell us at what level the monthly P & L's are prepared (e.g. consolidated, wholesale and retail, for each division, etc.), and if they are prepared at a level below your retail and wholesale segments, explain to us why this lower level of information does not constitute operating segments. If you determine that either of your reportable segments contains multiple operating segments, please tell us the operating segments that you identified within each reportable segment, and explain to us how you determined that aggregation of these operating segments is appropriate under SFAS 131.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief